[Letterhead of Abbott Laboratories]

September 22, 2016

VIA EDGAR

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Abbott Laboratories

Registration Statement on Form S-4

File No. 333-212002

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Abbott Laboratories (the “Company”) hereby requests that the effectiveness of the Company’s Registration Statement on Form S-4 (File No. 333-212002) be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 12:00 p.m., New York City time, on September 26, 2016 or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•                  should the Commission or its Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby authorizes Sebastian L. Fain of Wachtell, Lipton, Rosen & Katz to orally modify or withdraw this request for acceleration. Please contact Mr. Fain at (212) 403-1135 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

*        *        *

Sincerely,

Abbott Laboratories

By:	/s/ Hubert L. Allen
Name:	Hubert L. Allen
Title:	Executive Vice President, General Counsel and Secretary

cc:                                Wachtell, Lipton, Rosen & Katz

Sebastian L. Fain